Mail Stop 3561

September 7, 2007

Mr. Warren G. Lichtenstein
Chief Executive Officer
SP Acquisition Holdings, Inc.
590 Madison Avenue, 32<sup>nd</sup> Floor
New York, New York  10022

> **Re:    SP Acquisition Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed August 10, 2007**
> **File No. 333-142696**

Dear Mr. Lichtenstein:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    If you add or delete material information from the registration statement in any subsequent amendment that is not in response to a staff comment, please identify those changes and their purpose in your response letter.

2.    In addition to identifying the section of the amended registration statement where changes appear, please also include the page number(s) of the amended registration statement where the changes appear.

3.      In appropriate sections of the registration statement, please disclose whether Steel
        Partners Group or your officers and directors could become affiliated with other
        blank check companies.

Table of Contents, page i

4.      Please move the dealer prospectus delivery obligations to the outside back cover
        page of the prospectus as required by Item 502(b) of Regulation S-K.

Risk Factors, page 29

5.      We note that the last risk factor on page 38 indicates that SP Acq LLC, Steel
        Partners II, L.P. and your directors control a substantial interest in the company
        and may influence certain actions requiring a stockholder vote.  Please disclose
        whether the existing stockholders, including officers and directors, intend to
        purchase additional units or shares of common stock from the company in the
        offering or later private placements, or from persons in the open market or private
        transactions.  These purchases would be in addition to the co-investment units.  If
        such persons do intend to make purchases, please discuss how the purchases may
        impact their ability to influence the outcome of matters requiring stockholder
        approval, such as a business combination.  If such persons do not currently intend
        to make such purchases, please disclose the factors that they would consider to
        make purchases.

Use of Proceeds, page 51

6.      We note your response to comment eight of our letter dated July 30, 2007.  Please
        clarify whether "due diligence of the prospective target business" refers to activity
        by your officers and directors.

Proposed Business, page 65

Fair market value of target business or businesses and determination of offering amount,
page 73

7.      Please revise to state whether or not you anticipate that shareholders, in addition
        to the board of directors, will be entitled to rely on any such fairness opinion.  If
        you anticipate that future disclosure may indicate that the investment banking
        firm takes the view that shareholders may not rely on the opinion, revise to
        address how you will consider such a view in deciding which investment banking
        firm to hire.

Financial Statements

General

8.      Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12 of Regulation S-X.

\* \* \* \* \*

As appropriate, please amend your registration statement in response to these comments.  Please provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters.  Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,


John Reynolds
Assistant Director


cc:     Steven Wolosky, Esq.
        Fax (212) 451-2222